

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2012

Via E-mail
A. Dale Mayo
Chief Executive Officer and Chairman
Digital Cinema Destinations Corp.
250 East Broad Street
Westfield, New Jersey 07090

> **Re:** **Digital Cinema Destinations Corp.**
> **Amendment No. 3 to**
> **Registration Statement on Form S-1**
> **Filed March 7, 2012**
> **File No. 333-178648**

Dear Mr. Mayo:

We have received your response to our prior comment letter to you dated February 27, 2012 and have the following additional comments.

Outside cover page of the prospectus

1. Please remove the reference to "Joint Book-Running Managers."

Prospectus Summary, page 1

Our Company, page 1

2. Please revise the second sentence of the last paragraph in this section to indicate that you are referring to the six month period (unaudited) ended December 31, 2011 rather than June 30, 2011, or please advise.

Pro Forma Combined Statements of Operations, page 25 and 26

3. We have reviewed your description of your general and administrative expenses on page 36. Pro forma financial information should illustrate only the objectively measurable effects of a transaction while excluding effects of how historical

management practices may or may not have changed as a result of that transaction. Although management may envision that the company could have successfully managed and operated both Lisbon and Cinema Supply for the periods presented with no increase in the historical general and administrative expenses of the company, we would consider this assumption to be a projection and not an objective of Article 11 of Regulation S-X. For that reason, it is our view that the historical general and administrative expenses of the acquirees should not be reduced or eliminated from your pro forma income statements. We will not object if you wish to discuss the actions that management intends to take subsequent to these acquisitions in accompanying footnotes. You may also quantify the anticipated impact of these actions upon general and administrative expenses in your footnote. Please revise accordingly.

You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3750 with any other questions.

Sincerely,

/s/ Justin Dobbie

for Max A. Webb
Assistant Director

cc: Joseph L. Cannella
        Eaton & Van Winkle LLP